EXHIBIT 99.9

SRK Consulting (Canada) Inc.
Suite 1300 – 151 Yonge Street,
Toronto, Ontario, Canada
M5C 2W7

Phone: 1-416-601-1445
Fax:  1-416-601-9046

www.srk.com

To the Board of Directors of Rubicon Minerals Corporation (the “Company”)

 I, Glen Cole, on behalf of SRK Consulting (Canada) Inc., hereby consent to the incorporation by reference in this annual report on Form 40-F for the year ended December 31, 2014 of the amended and restated technical report titled, “Preliminary Economic Assessment for the F2 Gold System, Phoenix Gold Project, Red Lake, Ontario” prepared by SRK Consulting (Canada) Inc. dated effective June 25, 2013 and filed on SEDAR on February 28, 2014 (the “Technical Report”) and to extracts from, or a summary of, the Technical Report in the written disclosure contained in the Company’s annual information form for the financial year ended December 31, 2014,  dated March 27, 2015.

We also consent to the incorporation by reference of the above information into Rubicon Minerals Corporation’s Registration Statement (No. 333-194076) on Form F-10.

Dated as of this 27th day of March, 2015

Original signed by:

SRK Consulting (Canada) Inc.
By:

/s/ Glen Cole
_______________________
Name: Glen Cole, P.Geo.
Title: Principal Consultant